3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750
John M. Ford
direct dial: (215) 981-4009
fordjm@pepperlaw.com
June 5, 2009
Via EDGAR
Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	WT Mutual Fund

Registration Statement on Form N-14
Ladies and Gentlemen:
     WT Mutual Fund (the “Trust”) is hereby transmitting for filing a registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933 (the “1933 Act”) to register shares of beneficial interest (the “Shares”) of the Wilmington Conservative Asset Allocation Fund (the “Conservative Fund”), a series of the Trust.
     It is anticipated that the Shares would be issued to shareholders of the Wilmington Moderate Asset Allocation Fund (the “Moderate Fund”), a series of the Trust, in connection with the reorganization of the Moderate Fund into the Conservative Fund (the “Reorganization”), pursuant to an Agreement and Plan of Reorganization adopted by the Board of Trustees of the Trust (the “Plan”). The Plan is subject to the requisite approval of the Moderate Fund shareholders at a meeting to be held in August 2009.
     Pursuant to Rule 488 under the 1933 Act, it is proposed that this filing will become effective on July 6, 2009.
     Philadelphia       Boston       Washington, D.C.       Detroit       New York       Pittsburgh

           Berwyn       Harrisburg       Orange County       Princeton       Wilmington
www.pepperlaw.com

U.S. Securities and Exchange Commission

June 5, 2009
     If you have any questions regarding the Registration Statement, please contact the undersigned at 215.981.4009 or John P. Falco at 215.981.4659.

Very truly yours,
/s/ John M. Ford
John M. Ford

cc:	Mr. John Kelley Mr. John P. Falco, Esq.